UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   )*

Postal Realty Trust, Inc.

(Name of Issuer)

Class A Common Stock,

par value $0.01 per share
(Title of Class of Securities)

79971C201
(CUSIP Number)

Andrew Spodek
c/o Postal Realty Trust, Inc.
75 Columbia Avenue
Cedarhurst, NY 11516
(516) 295-7820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Andrew Spodek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 664,264[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 664,264[2]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 664,264[3]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%[4]

1 Reflects shares received pursuant to certain formation transactions in connection with the Issuer’s initial public offering, which includes 637,058 shares of Class A common stock, par value $0.01 per share and 27,206 shares of Class B common stock, par value $0.01. Each share of Class B common stock is convertible at any time at the option of the Reporting Person into one share of Class A Common Stock and has no expiration date. In addition, Class B common stock will convert automatically into shares of Class A common stock, upon certain direct or indirect transfers of beneficial ownership of certain units of partnership interest of Postal Realty LP (“Initial OP Units”) held by the Reporting Person and his affiliates at a ratio of one share of Class B common stock converted to one share of Class A common stock for every 49 Initial OP Units transferred to a person other than certain permitted transferees. The shares of Class B common stock do not have expiration dates.

2 Reflects shares received pursuant to certain formation transactions in connection with the Issuer’s initial public offering, which includes 637,058 shares of Class A common stock, par value $0.01 per share and 27,206 shares of Class B common stock, par value $0.01. Each share of Class B common stock is convertible at any time at the option of the Reporting Person into one share of Class A Common Stock and has no expiration date. In addition, Class B common stock will convert automatically into shares of Class A common stock, upon certain direct or indirect transfers of beneficial ownership of Initial OP Units held by the Reporting Person and his affiliates at a ratio of one share of Class B common stock converted to one share of Class A common stock for every 49 Initial OP Units transferred to a person other than certain permitted transferees. The shares of Class B common stock do not have expiration dates.

3 Reflects shares received pursuant to certain formation transactions in connection with the Issuer’s initial public offering, which includes 637,058 shares of Class A common stock, par value $0.01 per share and 27,206 shares of Class B common stock, par value $0.01. Each share of Class B common stock is convertible at any time at the option of the Reporting Person into one share of Class A Common Stock and has no expiration date. In addition, Class B common stock will convert automatically into shares of Class A common stock, upon certain direct or indirect transfers of beneficial ownership of Initial OP Units held by the Reporting Person and his affiliates at a ratio of one share of Class B common stock converted to one share of Class A common stock for every 49 Initial OP Units transferred to a person other than certain permitted transferees. The shares of Class B common stock do not have expiration dates.

Page 2 of 7 Pages

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

4 Based on 5,285,588 shares of Class A common stock, par value $0.01 per share, and 27,206 shares of Class B common stock, par value $0.01 per share, issued and outstanding as of May 22, 2019.

Page 3 of 7 Pages

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) filed with the United States Securities and Exchange Commission (the “SEC”) relates to the shares of Class A common stock, par value $0.01 per share (“Common Stock”), in Postal Realty Trust, Inc., a Maryland corporation (the “Issuer”). The Issuer’s principal executive office is 75 Columbia Avenue, Cedarhurst, NY 11516.

Item 2. Identity and Background

(a)	This statement is being filed by Andrew Spodek.

(b)	The business address of Mr. Spodek is:

c/o Postal Realty Trust, Inc.
75 Columbia Avenue
Cedarhurst, NY 11516

(c)	The present principal occupation of Mr. Spodek is Chief Executive Officer of the Issuer. Mr. Spodek is also a member of the board of directors of the Issuer (the “Board”). The Issuer is a publicly-traded, internally managed real estate corporation that owns and manages properties leased to the United States Postal Service.

(d)	During the past five years, Mr. Spodek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Spodek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Spodek is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the initial capitalization of the Issuer, the Issuer issued 1,000 shares of the Issuer’s common stock for $1,000 to Mr. Spodek in November 2018. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, as transactions by the Issuer not involving a public offering. No general solicitation or underwriters were involved in this issuance. Such shares were repurchased by the Issuer in connection with the Issuer’s initial public offering for an aggregate of $1,000.

On May 17, 2019, in connection with the closing of the initial public offering of the Issuer’s Common Stock (the “Offering”) and certain formation transactions, Mr. Spodek received an aggregate of 637,058 shares of Common Stock and 27,206 shares of Class B common stock, par value $0.01 per share (“Voting Equivalency Stock”).

Item 4. Purpose of Transaction

The information set forth in Items 5 and 6 is incorporated into this Item 4 by reference.

Mr. Spodek became the beneficial owner of more than 5% of the outstanding Common Stock of the Issuer on May 17, 2019 upon the completion of the Issuer’s formation transactions. Mr. Spodek acquired the Common Stock for investment purposes. In his capacity as the Chief Executive Officer and a member of the Board, Mr. Spodek intends to participate in and influence the affairs of the Issuer.

Page 4 of 7 Pages

Except to the extent the foregoing may be deemed a plan or proposal, Mr. Spodek has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Spodek may, at any time and from time to time, review or reconsider his position and/or change his purpose.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 4 and 6 is incorporated into this Item 5 by reference.

The aggregate number of shares of Common Stock to which this Schedule 13D relates is 637,058 shares of Common Stock. As of May 21, 2019, there were 5,285,588 shares of Common Stock issued and outstanding. As of May 21, 2019, the shares of Common Stock and Voting Equivalency Stock held by Mr. Spodek represent approximately 12.5% of the outstanding shares of capital stock of the Issuer.

(a)	Mr. Spodek is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or to direct the disposition of, 664,264 shares of Common Stock and Voting Equivalency Stock.

(b)	Mr. Spodek has the sole power to vote or direct the vote, and to dispose of or to direct the disposition of, 664,264 shares of Common Stock.

(c)	Not applicable.

(d)	Except as set forth herein, to the knowledge of Mr. Spodek, no other person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, any Common Stock beneficially owned by Mr. Spodek.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 3 is incorporated into this Item 6 by reference.

Set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Spodek and any other persons with respect to any securities of the Issuer.

Underwriting Agreement & Lock-Up Agreement. Pursuant to the terms of the Underwriting Agreement (the “Underwriting Agreement”), dated May 14, 2019, by and among the Issuer, Postal Realty LP (the “OP”), and Stifel, Nicolaus & Company, Incorporated, Janney Montgomery Scott LLC and BMO Capital Markets Corp., as the representatives of several underwriters named therein (collectively, the “Representatives”), entered into in connection with the Offering, each of Mr. Spodek, the executive officers, directors and other employees of the Issuer (collectively, the “Locked-Up Parties”), entered into a lock-up agreement (“Lock-Up Agreement”) with the Underwriter. The Lock-Up Agreement prohibits the Locked-Up Parties from, among other things, selling, pledging, granting any option to purchase or otherwise dispose of any Common Stock, or any securities convertible into or exchangeable or redeemable for any shares of Common Stock currently owned either of record or beneficially for a period beginning on the date of such person’s entry into the lock-up agreement and continuing to and including the date 180 days after the date set forth on the final prospectus relating to the Offering (the “Lock-Up Period”), without the prior written consent of the Representatives. The Lock-Up Period is subject to certain exceptions under certain circumstances as set forth in the Lock-Up Agreement.

Page 5 of 7 Pages

Articles of Amendment and Restatement of the Issuer. Pursuant to the Articles of Amendment and Restatement of the Issuer, filed with the Secretary of State of the State of Maryland on May15, 2019 (the “Articles”), no person may beneficially or constructively own a number of shares of Common Stock in excess of 8.5% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock (including any Class B common stock then issued and outstanding), or such percentage as determined by the Board. Mr. Spodek has been designated as an “Excepted Holder” pursuant to the Articles, which permits Mr. Spodek to beneficially or constructively own up to 15% in value or number of shares, whichever is more restrictive, of the outstanding shares of Common Stock (such limit, the “Spodek Excepted Holder Limit”). If at any time Mr. Spodek beneficially or constructively owns more than the Spodek Excepted Holder Limit, the Board may retroactively establish or increase such limit pursuant to the Articles. The Spodek Excepted Holder Limit will apply so long as the Issuer qualifies as a real estate investment trust for U.S. federal income tax purposes.

Registration Rights. Pursuant to the terms of the amended and restated partnership agreement of Postal Realty LP, the Issuer's operating partnership, and the terms of a merger agreement pursuant to which the Issuer acquired a predecessor entity from Mr. Spodek, the Issuer agreed to use commercially reasonable efforts to file, following the date on which the Issuer becomes eligible to file a registration statement on Form S-3 under the Securities Act, a registration statement registering the issuance and resale of the Common Stock issuable upon redemption of the Initial OP Units, and the resale of the Common Stock issued in the formation transactions and issuable upon conversion of shares of Voting Equivalency Sock issued to Mr. Spodek in the formation transactions. The Issuer agreed to pay all of the expenses relating to such registration statements.

The summaries of the Underwriting Agreement, Lock-Up Agreement, Articles, partnership agreement and merger agreement contained in this Item 6 are qualified in their entirety by reference to such agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among Mr. Spodek, on the one hand, and the Issuer or any other person, on the other hand, with respect to the Common Stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Form of Underwriting Agreement by and among the Issuer, the Operating Partnership and the Representatives (incorporated by reference to Exhibit 1.1 of Amendment No. 2 to the Issuer’s Registration Statement on Form S-11, filed on May 7, 2019).

Exhibit B*	Lock-Up Agreement, dated April 29, 2019, by and among Andrew Spodek and the Representatives.

Exhibit C	Articles of Amendment and Restatement of the Issuer (incorporated by reference to Exhibit 4.1 of the Issuer’s Registration Statement on Form S-8, filed on May 22, 2018).

Exhibit D	Form of First Amended and Restated Agreement of Limited Partnership of Postal Realty LP (incorporated by reference to Exhibit 10.1 of Amendment No.1 to the Issuer’s Registration Statement on Form S-11, filed on April 30, 2019).

Exhibit E	Form of Agreement and Plan of Merger by and among the Issuer, UPH Merger Sub, LLC, United Postal Holding, Inc. and Mr. Spodek (incorporated by reference to Exhibit 10.17 of Amendment No. 2 to the Issuer’s Registration Statement on Form S-11, filed on May 7, 2019).

* Filed herewith.

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 23, 2019

/s/ Andrew Spodek
Name:	Andrew Spodek

Page 7 of 7 Pages

Exhibit B

April 29, 2019

Stifel, Nicolaus & Company, Incorporated

501 North Broadway

10th Floor

St. Louis, MO 63102

Janney Montgomery Scott LLC

1717 Arch Street

Philadelphia, PA 19103

BMO Capital Markets Corp.

3 Times Square

25th Floor

New York, NY 10036

As Representatives of the Several Underwriters

Re: Postal Realty Trust, Inc. – Lock-Up Agreement

Ladies and Gentlemen:

The undersigned understands that you, as representatives (the “Representatives”), propose to enter into an Underwriting Agreement on behalf of the several Underwriters named in Schedule A to such agreement (collectively, the “Underwriters”), with Postal Realty Trust, Inc., a Maryland corporation (the “Company”), and Postal Realty LP, a Delaware limited partnership (the “Operating Partnership”) providing for a public offering (the “Public Offering”) of shares of the Company’s Class A common stock, par value $0.01 per share (the “Common Stock” or “Shares”), pursuant to a Registration Statement on Form S-11, as amended, filed with the Securities and Exchange Commission (the “SEC”). For purposes of this Lock-Up Agreement (the “Agreement”), “Stock” means, at any time, all shares of the Company’s capital stock issued and outstanding at such time, including the Common Stock.

In consideration of the agreement by the Underwriters to offer and sell the Shares, and of other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees that, during the period beginning from the date of this Lock-Up Agreement and continuing to and including the date 180 days after the date set forth on the final prospectus used to sell the Shares specified in the following paragraphs (the “Lock-Up Period”), the undersigned will not, directly or indirectly, take any of the following actions with respect to its Stock or any securities convertible into or exchangeable or redeemable for any Stock (“Lock-Up Securities”): (i) offer for sale, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Lock-Up Securities, or any securities convertible into or exercisable or exchangeable for Lock-Up Securities, or (ii) enter into any swap, any other derivatives transaction or any other agreement or any transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of Lock-Up Securities, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC (collectively the “Undersigned’s Shares”), whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-Up Securities of the Company or such other securities, in cash or otherwise. The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Undersigned’s Shares even if the Undersigned’s Shares would be disposed of by someone other than the undersigned. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Undersigned’s Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Undersigned’s Shares.

 Notwithstanding the foregoing, the undersigned may transfer the Undersigned’s Shares (i) as a bona fide gift or gifts; provided, however, that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein; (ii) by will or intestate succession upon the death of the undersigned; provided, however, that the distributee, legatee, executor and/or administrator thereof agrees to be bound in writing by the restrictions set forth herein; (iii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; provided, however, that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further, however, that any such transfer shall not involve a disposition for value; (iv) to any general partnership, limited partnership, limited liability company, corporation or other legal entity which is wholly owned, directly or indirectly, by the undersigned and/or immediate family of the undersigned; provided, however, that such entity agrees to be bound in writing by the restrictions set forth herein, and provided further, however, that any such transfer shall not involve a disposition for value; (v) if such transfer involves sales of shares of Common Stock acquired in open market transactions after the completion of the Public Offering, provided, however, that no filing or public announcement by any party under the Securities Exchange Act of 1934, as amended, or otherwise shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the Lock-Up Period; or (vi) with the prior written consent of the Representatives on behalf of the Underwriters. For purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. In addition, notwithstanding the foregoing, if the undersigned is a corporation, the corporation may transfer any of the Undersigned’s Shares to any wholly owned subsidiary of such corporation; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding such of the Undersigned’s Shares subject to the provisions of this Agreement and there shall be no further transfer of such of the Undersigned’s Shares except in accordance with this Agreement, and provided further, however, that any such transfer shall not involve a disposition for value. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Undersigned’s Shares except in compliance with the foregoing restrictions.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Agreement. The undersigned understands that the Company and the Underwriters are relying upon this Agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns. Notwithstanding the foregoing, this Agreement will automatically terminate and be of no force and effect if the closing of the Public Offering does not occur on or before August 12, 2019.

This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

Very truly yours,

Andrew Spodek
Exact Name of Stockholder

/s/ Andrew Spodek
Signature